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FEB 29 2016



16014350

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-40426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15050 Avenue of Science, Suite 150
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Connie Knapp 858-207-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino Del Rio North, Suite 500 (Address) San Diego (City) CA (State) 92108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Wayne Talleur, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title



MARTIN MCNEES
Commission # 2138481
Notary Public - California
San Diego County
My Comm. Expires Jan 22, 2020

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADISON AVENUE SECURITIES, LLC

ANNUAL FILING IN ACCORDANCE
WITH RULE 17a-5

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

PKF

MADISON AVENUE SECURITIES, LLC

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF

Accountants &
business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Madison Avenue Securities, LLC
San Diego, California

We have audited the accompanying statements of financial condition of Madison Avenue Securities, LLC, as of December 31, 2015 and 2014, and the related statements of operations, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of Madison Avenue Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Madison Avenue Securities, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II III and IV has been subjected to audit procedures performed in conjunction with the audits of Madison Avenue Securities, LLC's financial statements. The supplemental information is the responsibility of Madison Avenue Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



San Diego, California
February 22, 2016

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and 2014

	2015	2014
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,818,130	$ 2,070,981
Security positions, market value	-	9,338
Commissions receivable	389,167	411,259
Registered representative receivables, net	111,386	81,529
Prepaid expenses	76,222	60,496
Related party and other receivable	41,678	-
Income taxes receivable	5,412	840
Deferred tax assets	-	62,000
Total current assets	2,441,995	2,696,443
Property and equipment, net	81,245	91,059
Deposits with clearing organizations	100,000	100,000
Goodwill	64,000	64,000
Deferred tax assets	-	127,000
Total assets	$ 2,687,240	$ 3,078,502
LIABILITIES AND EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 100,304	$ 65,224
Accrued liabilities	36,375	159,673
Commissions payable	783,713	828,227
Employment liabilities	229,073	174,070
Other liabilities	63,636	66,154
Total liabilities	1,213,101	1,293,348
COMMITMENTS AND CONTINGENCIES (Note 9)		
EQUITY		
Member's Equity - Metcalfe Inc	1,105,752	-
Member's Equity - KT Equity Partners II LLC	368,387	-
Common stock, $0.10 par value; Authorized shares - 2,000,000; Outstanding shares - 1,000,000 at December 31, 2014	-	100,000
Additional paid-in-capital	-	3,276,416
Accumulated deficit	-	(1,591,262)
Total equity	1,474,139	1,785,154
Total liabilities and equity	$ 2,687,240	$ 3,078,502

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2015 and 2014

	2015	2014
Revenues:		
Commission revenue	$ 14,600,958	$ 15,106,689
Investment advisory fee revenue	4,022,819	3,569,538
Total commission and investment advisory fee revenue	18,623,777	18,676,227
Trading related revenue	471,800	395,001
Other revenues	2,583,304	2,624,332
Interest	2,848	76
Total revenues	21,681,729	21,695,636
Expenses:		
Commission and fee expense	16,368,006	16,141,496
Employment expense	2,668,924	2,414,436
Operating expense	2,326,227	2,272,540
Trading related expense	401,060	319,112
Interest expense	5,158	3,140
Total expenses	21,769,375	21,150,724
(Loss) income before income taxes	(87,646)	544,912
Provision for income taxes (note 1, note 2 and note 8)	(223,369)	(229,024)
Net (loss) income	$ (311,015)	$ 315,888

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2015 and 2014

	Common Stock		Additional Paid-in-	Accumulated	Equity	Equity	Total
	Shares	Amount	Capital	Deficit	Metcalfe Inc	KT Equity Partners II LLC	Equity
Balance at December 31, 2013	1,000,000	$ 100,000	$ 3,276,416	$ (1,907,150)	$ -	$ -	$ 1,469,266
Net income	-	-	-	315,888	-	-	315,888
Balance at December 31, 2014	1,000,000	100,000	3,276,416	(1,591,262)	-	-	1,785,154
Conversion to LLC	(1,000,000)	(100,000)	(3,276,416)	1,591,262	1,785,154	-	-
Member allocation on member transfer of ownership	-	-	-	-	(528,868)	528,868	-
Net loss	-	-	-	-	(150,534)	(160,481)	(311,015)
Balance at December 31, 2015	-	$ -	$ -	$ -	$ 1,105,752	$ 368,387	$ 1,474,139

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2015 and 2014

	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss) income	$ (311,015)	$ 315,888
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation and amortization	59,832	40,474
Provision for losses - registered representative receivables	146	(2,699)
Deferred taxes	189,000	190,000
Changes in operating assets and liabilities:		
Security positions - long at market	9,338	(9,338)
Commissions receivable	22,092	(148,200)
Registered representative receivables	(30,003)	(17,436)
Prepaid expenses	(15,726)	17,090
Related party receivable	(41,678)	75,233
Income taxes receivable	(4,572)	960
Accounts payable	35,080	(89,362)
Accrued liabilities	(123,298)	61,962
Commissions payable	(44,514)	292,819
Employment liabilities	55,003	(86,306)
Other liabilities	(2,518)	(5,514)
Net cash (used in) provided by operating activities	(202,833)	635,571
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(50,018)	(129,553)
Net cash used in investing activities	(50,018)	(129,553)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings on note payable	341,431	222,750
Payments on note payable	(341,431)	(222,750)
Net cash used in financing activities	-	-
Net (decrease) increase in cash and cash equivalents	(252,851)	506,018
Cash and cash equivalents at beginning of year	2,070,981	1,564,963
Cash and cash equivalents at end of year	$ 1,818,130	$ 2,070,981

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, LLC
STATEMENTS OF CASH FLOWS (CONTINUED)
For The Years Ended December 31, 2015 and 2014

	2015	2014
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 34,369	$ 22,323
Cash paid during the year for interest	$ 5,158	$ 3,140

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

In February 2015, Madison Avenue Securities, Inc. ("MAS" or the "Company") ceased to be a wholly-owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("AMS") and converted its tax and entity status to a Delaware limited liability company on February 20, 2015. This was completed pursuant to a Share Transfer Agreement by and among AMS, a Delaware LLC, and Metcalfe, Inc., a Subchapter S corporation. Under this agreement, AMS transferred all of the outstanding shares of the Company to Metcalfe, Inc., as part of a corporate reorganization such that the beneficial owners, the same individuals who own AMS in the same proportions, hold their beneficial ownership of the Company through Metcalfe, Inc. instead of through AMS. Subsequent to the Share Transfer Agreement, the beneficial owners of Metcalfe, Inc. sold a minority interest (24.99%) in the Company to a third-party, KT Equities Partners II LLC. This change had no effect on operations. Taxes recorded on the Statement of Operations are the result of the write off of the C Corporation's net operating losses following the filing of the C Corporation's closing tax returns. (See note 2 "income taxes" and note 8).

Except as otherwise provided by the Limited Liability Company Act, the debts, obligations, and liabilities of the Company, whether arising in contracts, tort or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the member of the Company shall not be obligated personally for any such debts, obligations, or liabilities of the Company solely by reason of being a member of the Company. The Company will continue as a limited liability company until such time as the managing member decides the advantages of the limited liability company structure are no more.

The Company provides securities investment services as an introducing broker-dealer. The Company maintains a clearing relationship with Pershing, LLC who carries all MAS customer brokerage accounts on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company also provides investment advisory services and is registered with the Securities and Exchange Commission under the Investments Advisers Act of 1940 to provide these services.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions and Registered Representatives Receivable

Commissions and registered representative receivables at December 31, 2015 and 2014 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. As of December 31, 2015 and 2014, commission receivables were $389,167 and $411,259, respectively. As of December 31, 2015 and 2014, receivables from registered representatives were $111,386 and $81,529, respectively, net of an allowance for uncollectible accounts of $784 and $1,422, respectively. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

Revenue Recognition

The Company records commission revenues and related expenses on a trade date basis as securities transactions are executed. Investment advisory fee revenues are recorded during the period in which services are provided. Other revenue represents fees related to product support and registered representative support, recognized when the related fees are incurred or services are provided.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents, receivables, security positions, and indebtedness are carried at the amount that approximates their fair value in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures*, which requires assets and liabilities to be measured at fair value and segregated into one of three levels.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

For the year ended December 31, 2015, commission revenues from three types of investments, Real Estate Investment Trusts, Direct Participation Products, and Investment Advisory accounted for approximately 64% of total revenues.

For the year ended December 31, 2014, commission revenues from three types of investments, Real Estate Investment Trusts, Direct Participation Products, and Investment Advisory accounted for approximately 66% of total revenues.

As of December 31, 2015 and 2014, no registered representative accounted for more than 10% of gross revenues.

The Company maintains its bank accounts at one financial institution located in California. Funds are insured to $250,000 by the Federal Deposit Insurance Corporation ("FDIC"). As of December 31, 2015 and 2014, the Company had accounts with uninsured cash balances of $1,567,232 and $1,827,200, respectively. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financially stable institutions.

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 cash losses and up to $500,000 in total at these institutions. At December 31, 2015 and 2014, the Company had no uninsured cash balances at this institution. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Income Taxes

Prior to February 20, 2015, the Company was taxed as a C Corporation. On February 20, 2015, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code ("IRC"). As a Delaware limited liability company doing business in California, the Company is not liable for federal income taxes. However, the Company is subject to an $800 minimum state franchise tax and a fixed fee based on revenues. For the year ended December 31, 2015 the franchise tax fee based on revenues was estimated at approximately $16,000. The total state tax included in the provision for income taxes for the year ended December 31, 2015 was $4,000. As a result of the change in the tax status, the Company recognized income tax expense in its 2015 continuing operations of $189,000, a reduction in deferred tax assets of $189,000, from the write off of the forfeited net operating loss carryovers. The Company is also subject to franchise taxes in various states it operates. However, the members are liable for individual federal and state income taxes on the Company's taxable income. The Company expects to disburse funds necessary to satisfy the members' estimated minimum personal income tax liabilities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill

Goodwill is accounted for in accordance with FASB ASC 350, *Intangibles – Goodwill and Other*. Under FASB ASC 350, goodwill is no longer amortized but instead is assessed for impairment at least annually. The goodwill recorded on the balance sheet is the result of the acquisition of Ashland Securities, Inc. in November 2005. Management has evaluated the carrying value of the goodwill and determined there are no indicators of impairment at December 31, 2015 and 2014.

Subsequent Events

In January 2016, the Company entered into a note payable agreement relating to financed insurance premiums. The terms of the agreement require monthly installments of $31,579, which would include interest at a rate of 3.45%. The balance is due in November 2016.

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 15, 2016.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2015	2014
Furniture and fixtures	$ 10,079	$ 10,079
Equipment	31,657	31,657
Computer equipment	129,185	125,174
Leasehold improvements	50,098	4,091
	221,019	171,001
Less: accumulated depreciation and amortization	(139,774)	(79,942)
Property and equipment, net	$ 81,245	$ 91,059

Depreciation and amortization expense for the years ended December 31, 2015 and 2014 was $59,832 and $40,474, respectively.

NOTE 4 – COMMISSIONS PAYABLE

Commissions payable consist of commission expense due to registered representatives and clearing organizations. As of December 31, 2015 and 2014, $783,713 and $828,227, respectively, were payable to registered representatives and clearing organizations.

NOTE 5 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2015 and 2014, consist of unpaid and accrued compensation, payroll taxes and paid time off totaling $229,073 and $174,070, respectively.

NOTE 6 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum one hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations. The Company, now a participating employer in the plan, reinstated the matching of employees' contributions in 2015 and recorded $32,443 in expense for the year ended December 31, 2015.

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6-2/3% of aggregated indebtedness ($80,874 and $86,223 at December 31, 2015 and 2014, respectively), whichever is higher.

At December 31, 2015 and 2014, the Company had net capital of $1,028,525 and $1,200,013, respectively, which was $947,651 and $1,113,790, respectively, in excess of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 1.18 to 1 and 1.08 to 1, respectively.

NOTE 8 – INCOME TAXES

Significant components of the provision for income taxes for the years ended December 31, 2015 and 2014 are as follows:

	2015	2014
Current (provision) benefit:		
Federal	$ (10,130)	$ (4,000)
State	(24,239)	(35,024)
	(34,369)	(39,024)
Deferred (provision) benefit:		
Federal	(98,000)	(180,000)
State	(91,000)	(10,000)
	(189,000)	(190,000)
Provision for income taxes	$ (223,369)	$ (229,024)

NOTE 8 – INCOME TAXES (continued)

Significant components of the Company's deferred tax assets and liabilities are as follows:

	2015	2014
Deferred tax assets:		
Start-up costs	$ -	$ 73,000
Accrued expenses	-	64,000
Net operating losses	-	48,000
Bad debt allowance	-	1,000
Depreciation and amortization	-	6,000
	-	192,000
Deferred tax liabilities:		
Prepaid expense	-	3,000
Total	-	189,000
Valuation allowance	-	-
Net deferred tax assets	$ -	$ 189,000
Net current deferred tax asset	$ -	$ 62,000
Net non-current deferred tax asset	-	127,000
	$ -	$ 189,000

As a result of the change in tax status, the deferred tax assets were written off during 2015.

The effective tax rate based on income taxes as a percentage of income before income taxes, varied from the federal statutory rate of 34% for the years ended December 31, 2015 and 2014 primarily as a result of state income taxes and the write off of the deferred tax assets.

The Company is subject to U.S. federal or state income tax examinations by tax authorities for the years after 2010. During the periods open to examination, the Company had net operating loss carry-forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses may be utilized in the open periods, they remain subject to examination.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Lease

In January 2010, the Company entered into a sublease agreement with AMS to lease office space. The sublease commenced on April 1, 2010 and was set to expire July 31, 2013. The lease was renegotiated resulting in reduced rent obligations beginning in January 2013. The new lease term is effective for one year with three subsequent one year renewal options. On July 1, 2015, the Company executed a second amendment to the sublease agreement to increase the space occupied by 424 square feet. Rent expense totaled $101,898 and $94,440 for the years ended December 31, 2015 and 2014, respectively. The Company exercised its one year renewal option for 2016 and rental payments in 2016 are expected to be $119,237.

Legal and Regulatory Matters

The Company is occasionally involved in legal proceedings in the ordinary course of business, including arbitration claims and other claims. The Company's legal proceedings are generally initiated by its customers' clients and involve the purchase or sale of investment securities.

From 2010 through 2013, various complaints were filed against the Company in connection with a former registered representative's activities. The alleged activity was outside the scope of the Company's normal business. Of the various individuals who filed complaints against the Company, it was determined that only three were actual clients of the Company. Of these claims, two were settled in 2012 and the third was settled in 2014. In 2012, an additional claim was brought against the Company by the Illinois Department of Securities. The Company settled with the Illinois Department of Securities in 2015. The Company considers all of these matters to be closed.

For the years ended December 31, 2015 and 2014, the Company incurred approximately $598,430 and $956,100, respectively, in legal expenses and settlements.

NOTE 10 – RELATED PARTY TRANSACTIONS

In 2015 and 2014, the Company paid no dividends to AMS, its former parent company. After the reorganization in February 2015, the Company pays many previously shared expenses directly. AMS paid operating expenses under the expense sharing agreement on behalf of the Company in the amounts of $231,243 and $2,416,334 for the years ended December 31, 2015 and 2014, respectively. The Company made repayments to AMS of approximately $288,239 and $2,338,100 for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2015 and 2014, the receivable balance from AMS was $18,708 and $0, respectively and the payable balance was $23,358 and $3,038, respectively.

SUPPLEMENTAL INFORMATION

MADISON AVENUE SECURITIES, LLC
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015 and 2014

	2015	2014
COMPUTATION OF NET CAPITAL		
Total equity	$ 1,474,139	$ 1,785,154
Deduction of Non-allowable equity:		
Fidelity bond deductible	2,953	-
Total equity qualified for net capital	1,471,186	1,785,154
Deductions/charges:		
Non-allowable assets:		
Cash	269	480
Security positions	-	9,338
Commissions receivable	62,449	88,400
Registered representative receivables, net	111,386	81,529
Prepaid expenses	76,222	60,496
Related party receivables	41,678	-
Income taxes receivable	5,412	840
Property and equipment, net	81,245	91,058
Goodwill	64,000	64,000
Deferred tax assets	-	189,000
Total non-allowable assets	442,661	585,141
Net capital before haircuts on securities positions (tenative net capital)	1,028,525	1,200,013
Haircuts on securities	-	-
Net capital	$ 1,028,525	$ 1,200,013
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	$ 76,946	$ 65,224
Accrued liabilities	36,375	159,673
Commissions payable	783,713	828,227
Employment liabilities	229,073	174,070
Related party payable	23,358	3,038
Other liabilities	63,636	63,116
Total aggregate indebtedness	$ 1,213,101	$ 1,293,348

MADISON AVENUE SECURITIES, LLC
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015 and 2014

	2015	2014
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$ 80,874	$ 86,223
Net capital in excess of amount required	$ 947,651	$ 1,113,790
Net capital less greater than 10% of aggregate indebtedness or 120% of $50,000	$ 907,215	$ 107,678
Ratio: Aggregate indebtedness to net capital	1.18 to 1	1.08 to 1

MADISON AVENUE SECURITIES, LLC
Schedule II
RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2015

NET CAPITAL		
Net capital, as reported in Company's Part II (unaudited) FOCUS Report	$	1,028,525
Adjustments:		
		-
Net capital, as adjusted	$	1,028,525

MADISON AVENUE SECURITIES, LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015 and 2014

A computation of reserve requirement is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MADISON AVENUE SECURITIES, INC.
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015 and 2014

Information relating to possession or control requirements is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants & business advisers

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Madison Avenue Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Madison Avenue Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Madison Avenue Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (ii) (the "exemption provisions") and (2) Madison Avenue Securities, LLC stated that Madison Avenue Securities, LLC met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. Madison Avenue Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board ("United States") and, accordingly, included inquiries and other required procedures to obtain evidence about Madison Avenue Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF

February 22, 2016
San Diego, California

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

 Madison Avenue Securities, LLC®

Rule 15c-3(k)2(ii) Exemption Report
Calendar 2015

Under the terms of its membership agreement with FINRA, Madison Avenue Securities, LLC ("the Firm") claims an exemption under the provisions in Rule 15c3-3(k) section 2(ii) to clear all customer transactions through another broker dealer on a fully disclosed basis. The Firm promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Firm met the identified exemption provisions except as described on the detailed listing on the attached pages for the calendar year of 2015. The nature of these exceptions claimed in this report are as follows:

1. The branch office and home office processes provided that checks were "promptly forwarded" in the most practical and timely manner possible. The time overage was created by the time the check was in transit from the branch to the home office.
2. Circumstances for time overage are unclear, research ongoing.
3. Missing documentation to complete "know your client" review while opening a new client relationship.
4. Missing documentation to complete suitability review of the investment for existing client.

The registered representatives responsible for the exceptions have been sent a letter of warning and are being required to review the appropriate section of the Written Supervisory Procedures and returned a signed affirmation of the review.

 Madison Avenue Securities, LLC®

REP NAME	CLIENT	DATE RECEIVED	CHECK AMOUNT	NATURE OF EXCEPTION	DATES OF EXCEPTION	
				(See description in letter)	Expected Remittance	Date Remitted
Dixson, Jeffrey	5 Guys Named Moe Inc	10/21/2015	$40,000.00	1	10/22/2015	10/26/2015
Tikhonov, Dimitry	Adams, Carl G	1/21/2015	$22,450.98	1	1/22/2015	1/23/2015
Tikhonov, Dimitry	Adams, Carl G	1/21/2015	$16.60	1	1/22/2015	1/23/2015
Harris, Eric	Alexander, Stephen J	10/20/2015	$4,000.00	1	10/21/2015	10/23/2015
Cherniawski, Francis	Ammarman, John H & Candace J	6/11/2015	$30,000.00	1	6/12/2015	6/16/2015
Vincent, Noel	Avery, Kenneth and Ann	1/6/2015	$50,000.00	1	1/7/2015	1/8/2015
Geake, James	Barinholtz, Randy Jo	1/6/2015	$24,185.73	1	1/7/2015	1/8/2015
Dixson, Jeffrey	Bassitt, Bruce & Mavis	8/3/2015	$150,000.00	1	8/4/2015	8/5/2015
Leaverton, Christoph	Baumgartel, William & Carolyn	10/5/2015	$130,000.00	1	10/6/2015	10/8/2015
Cirbo, Dennis	Beard, Kathleen	1/6/2015	$50,000.00	2	1/7/2015	1/13/2015
Mirau, Brian	Beier, Alexa	10/21/2015	$34,765.83	1	10/22/2015	10/23/2015
Elafros, Mark	Bergman, Allan and Janice	4/29/2015	$5,000.00	1	4/30/2015	5/1/2015
Elafros, Mark	Bergman, Allan and Janice	4/29/2015	$20,000.00	3	4/30/2015	5/1/2015
Dixson, Jeffrey	Berry, Allen	10/15/2015	$20,000.00	1	10/16/2015	10/19/2015
Baer, Thomas	Boesch	7/14/2015	$174,058.21	1	7/15/2015	7/17/2015
Baer, Thomas	Boesch, Mark	8/13/2015	$236.32	1	8/14/2015	8/17/2015
Holt, Timothy	Bonior, Diane	12/8/2015	$10,000.00	1	12/9/2015	12/11/2015
Dixson, Jeffrey	Bostwick, Jim	7/22/2015	$25,000.00	1	7/23/2015	7/24/2015
Dixson, Jeffrey	Bottemiller, Rod	4/8/2015	$990.00	1	4/9/2015	4/10/2015
Dixson, Jeffrey	Bottemiller, Rod	4/8/2015	$768.50	1	4/9/2015	4/10/2015
Dixson, Jeffrey	Bottemiller, Rodney	10/10/2015	$1,500.00	1	10/12/2015	10/15/2015
Dixson, Jeffrey	Bottemiller, Rodney	10/10/2015	$300.00	1	10/12/2015	10/15/2015
Reding, Eric James	Branigan, Michael	11/2/2015	$7,582.65	1	11/3/2015	11/6/2015
Hose, John Michael	Brown, Bonna	5/21/2015	$4,465.00	1	5/22/2015	5/26/2015
Hose, John Michael	Brown, James	5/21/2015	$1,125.00	1	5/22/2015	5/26/2015
Holt, Timothy	Bryant, Linda M	2/17/2015	$6,500.00	1	2/18/2015	2/19/2015
Reding, Eric James	Burnettco LLC - Burnett, Andrew	10/2/2015	$50,000.00	1	10/5/2015	10/8/2015
Danner, Bill	Cheek, Rebecca	11/13/2015	$33,000.00	3	11/16/2015	11/18/2015
Danner, Bill	Cheek, Rebecca	11/13/2015	$33,000.00	3	11/16/2015	11/18/2015
Danner, Bill	Cheek, Rebecca	11/13/2015	$33,000.00	3	11/16/2015	11/18/2015
Hose, John Michael	Collins, Roger	4/7/2015	$30,000.00	1	4/8/2015	4/13/2015
Vincent, Noel	Condon, Bernice K	9/4/2015	$12,000.00	1	9/7/2015	9/8/2015
Home Office	Cupac, John	4/15/2015	$5,033.90	2	4/16/2015	4/27/2015
Kissling, Timothy	Cupac, John F	4/6/2015	$2,250.00	1	4/7/2015	4/10/2015
Dixson, Jeffrey	Cuppy, Leota	3/3/2015	$3,843.29	1	3/4/2015	3/5/2015
Stokes, James A	Dockham, Wannetta	1/20/2015	$11,349.23	2	1/21/2015	1/26/2015
Vincent, Noel	Donelson, James H DDS	9/18/2015	$452.35	1	9/21/2015	9/22/2015
Vincent, Noel	Donelson, James H DDS	9/18/2015	$497.24	1	9/21/2015	9/22/2015
Vincent, Noel	Donelson, James H DDS	9/18/2015	$9,358.58	1	9/21/2015	9/22/2015
Vincent, Noel	Donelson, James H DDS	11/30/2015	$468.90	1	12/1/2015	12/2/2015
Vincent, Noel	Donelson, James H DDS	11/30/2015	$8,327.59	1	12/1/2015	12/2/2015
Vincent, Noel	Donelson, James H DDS	11/30/2015	$6,052.24	1	12/1/2015	12/2/2015
Vincent, Noel	Donelson, James H DDS	11/30/2015	$8.99	1	12/1/2015	12/2/2015
Holt, Timothy	Douglas, Doris	3/5/2015	$5,000.00	1	3/6/2015	3/9/2015
Baer, Thomas	East, Richard	1/13/2015	$140,725.35	1	1/14/2015	1/16/2015
Luley, Robert L	Eberhart, Joel W & Sharyn H	11/24/2015	$10,000.00	1	11/25/2015	11/27/2015
Noack, William	Eckerman, Scott	4/6/2015	$6,500.00	1	4/7/2015	4/8/2015
Oxman, Ronald	Ellwood, Paul	11/2/2015	$345.00	2	11/3/2015	12/9/2015
Reding, Eric James	Emmil, David	11/10/2015	$6,500.00	1	11/11/2015	11/12/2015
Reding, Eric James	Emmil, David	8/13/2015	$5,000.00	2	8/14/2015	8/24/2015
Reding, Eric James	Emmil, David J	1/30/2015	$2,000.00	1	2/2/2015	2/5/2015
Tikhonov, Dimitry	Erdy, Karen	10/7/2015	$25,000.00	4	10/8/2015	10/12/2015



Madison Avenue Securities, LLC®

REP NAME	CLIENT	DATE RECEIVED	CHECK AMOUNT	NATURE OF EXCEPTION (See description in letter)	DATES OF EXCEPTION Expected Remittance	Date Remitted
Danner, Bill	Evans, John	9/14/2015	$2,635.74	1	9/15/2015	9/16/2015
Danner, Bill	Evans, John	9/14/2015	$40,167.53	1	9/15/2015	9/16/2015
Oxman, Ronald	Fatas, Jaime	2/4/2015	$30,000.00	1	2/5/2015	2/6/2015
McCarthy, Kevin	Feldman, Toni	10/22/2015	$15,065.04	1	10/23/2015	10/26/2015
Santefort, Douglas	Friesema, Kerrie	2/6/2015	$300,000.00	1	2/9/2015	2/11/2015
Cherniawski, Francis	Gardner, Roger	9/4/2015	$30,000.00	1	9/7/2015	9/9/2015
Cherniawski, Francis	Gardner, Roger	9/4/2015	$50,000.00	1	9/7/2015	9/8/2015
Cronauer, Daniel	Gimble	10/20/2015	$20,000.00	2	10/21/2015	10/26/2015
Hose, John Michael	Goree, Sheryl	11/30/2015	$12,420.25	1	12/1/2015	12/4/2015
Reding, Eric James	Goryl, Robert	9/9/2015	$58,983.68	1	9/10/2015	9/14/2015
Dixson, Jeffrey	Granger, John R FBO	10/22/2015	$31,066.20	2	10/23/2015	11/5/2015
Dixson, Jeffrey	Green, Victor H & Shirley L REV	6/16/2015	$15,000.00	1	6/17/2015	6/18/2015
Dixson, Jeffrey	Greene, Jan and Robert	6/23/2015	$77,500.00	1	6/24/2015	6/25/2015
Reding, Eric James	Gronert, Russell	10/29/2015	$32,000.00	1	10/30/2015	11/4/2015
Hose, John Michael	Gruber, Dorothy	5/19/2015	$32,000.00	1	5/20/2015	5/26/2015
Oxman, Ronald	Guerrero, Teresa	12/1/2015	$4,126.13	1	12/2/2015	12/8/2015
Cirbo, Dennis	Hall, Dan & Laurie	10/6/2015	$100,000.00	1	10/7/2015	10/9/2015
Dixson, Jeffrey	Harper, Richard	11/17/2015	$14,000.00	1	11/18/2015	11/23/2015
Martini, Robert	Haufle, Greg & Veronica	1/7/2015	$2,000.00	1	1/8/2015	1/12/2015
Martini, Robert	Haufle, Greg & Veronica	1/7/2015	$728.87	1	1/8/2015	1/12/2015
Martini, Robert	Haufle, Greg & Veronica	1/26/2015	$728.87	1	1/27/2015	1/29/2015
Reding, Eric James	Haug, John A	2/10/2015	$40,000.00	1	2/11/2015	2/13/2015
Dixson, Jeffrey	Holsington, Dolly	9/25/2015	$25,000.00	2	9/28/2015	10/9/2015
Holt, Timothy	Holt, Timothy	5/5/2015	$81.84	1	5/6/2015	5/15/2015
Harris, Eric	Ingram, Clintonette	8/24/2015	$5,000.00	1	8/25/2015	8/27/2015
Reding, Eric James	Jamora, Victoria	11/19/2015	$112,000.00	1	11/20/2015	11/24/2015
Bellamy, Donna R	Jeanes, Donald	4/20/2015	$15,000.00	1	4/21/2015	4/22/2015
Bellamy, Donna R	Jeanes, Pamela	4/20/2015	$75,000.00	2	4/21/2015	4/22/2015
Luley, Robert L	Johnson, Perry & Teresa	5/20/2015	$75,000.00	1	5/21/2015	5/22/2015
Luley, Robert L	Johnson, Teresa C	4/20/2015	$2,000.00	1	4/21/2015	4/29/2015
Cherniawski, Francis	Johnson, Tom/Valerie	12/15/2015	$20,300.00	1	12/16/2015	12/17/2015
Baer, Thomas	Jones	2/9/2015	$110,061.25	2	2/10/2015	2/11/2015
Baer, Thomas	Jones	2/9/2015	$324,040.46	2	2/10/2015	2/11/2015
Baer, Thomas	Jones, Joan	8/3/2015	$181,579.00	1	8/4/2015	8/6/2015
Kissling, Timothy	Kirkbride, Carl/Ann	2/18/2015	$32,000.00	1	2/19/2015	2/23/2015
Porter, Christopher	Korney, Richard	4/23/2015	$25,000.00	2	4/24/2015	5/7/2015
Elafros, Mark	Kripton, Jean	6/12/2015	$228,596.41	1	6/15/2015	6/16/2015
Cronauer, Daniel	Larksville	10/20/2015	$16,092.39	2	10/21/2015	10/23/2015
Dixson, Jeffrey	Larson, Betty Lou	7/20/2015	$4,000.00	1	7/21/2015	7/22/2015
Holt, Timothy	Lehnhoff, Nancy	5/18/2015	$3,000.00	1	5/19/2015	5/20/2015
Holt, Timothy	Lehnhoff, Nancy	5/18/2015	$3,000.00	1	5/19/2015	5/20/2015
Gassman, Jeremy	Lemieux, John	11/6/2015	$277,116.96	1	11/9/2015	11/12/2015
Reding, Eric James	Lemos, Arthur & Taylor, Pamela	11/9/2015	$30,000.00	1	11/10/2015	11/12/2015
Leaverton, Christoph	Lewis, Bill & Luana	11/3/2015	$50,000.00	1	11/4/2015	11/6/2015
Kusch, John	Lewis, James R.	3/30/2015	$549,051.81	1	3/31/2015	4/2/2015
Leaverton, Christoph	Lewis, Karin	12/22/2015	$268.55	1	12/23/2015	12/28/2015
Tikhonov, Dimitry	Long, Richard & Yu	1/9/2015	$50,000.00	1	1/12/2015	1/13/2015
Dixson, Jeffrey	Lowe, Whitney	11/4/2015	$73,034.34	1	11/5/2015	11/11/2015
Elafros, Mark	Luciano, Janice	10/19/2015	$30,000.00	1	10/20/2015	10/21/2015
Noack, James	Macdonald, Teresa	3/26/2015	$654.00	1	3/27/2015	3/28/2015
Harris, Eric	McClure, Mallory	10/1/2015	$100.00	1	10/2/2015	10/5/2015
Harris, Eric	McClure, Mallory	10/1/2015	$400.00	1	10/2/2015	10/5/2015
Dixson, Jeffrey	Merrifield, Lyle	11/6/2015	$82,834.00	1	11/9/2015	11/12/2015
Dixson, Jeffrey	Merrifield, Lyle and Misty	2/3/2015	$35,000.00	1	2/4/2015	2/5/2015



Madison Avenue Securities, LLC®

REP NAME	CLIENT	DATE RECEIVED	CHECK AMOUNT	NATURE OF EXCEPTION (See description in letter)	DATES OF EXCEPTION Expected Remittance	Date Remitted
Harris, Eric	Mersfelder, Shaen	9/21/2015	$500.00	1	9/22/2015	9/23/2015
Elafros, Mark	Milz, Jana	2/17/2015	$34,585.36	1	2/18/2015	2/19/2015
Dixson, Jeffrey	Morris, Leo	5/22/2015	$15,000.00	1	5/25/2015	5/26/2015
Atwell, Randal	Mose, James R	2/4/2015	$7,500.00	1	2/5/2015	2/6/2015
Holt, Timothy	Mouzis	5/15/2015	$87.91	2	5/18/2015	6/5/2015
Holt, Timothy	Mouzis	5/15/2015	$85.25	2	5/18/2015	6/5/2015
Holt, Timothy	Mouzis	1/30/2015	$4,042.57	1	2/2/2015	2/4/2015
Gassman, Jeremy	Murray, R & W	3/10/2015	$100,000.00	1	3/11/2015	3/13/2015
Hose, John Michael	Neiman, Katie	5/4/2015	$500.00	1	5/5/2015	5/8/2015
Hose, John Michael	Neiman, Rubien H	6/10/2015	$2,000.00	1	6/11/2015	6/15/2015
Danner, Bill	Newman, Frank and Debbie	10/20/2015	$32,500.00	E	10/21/2015	11/4/2015
Tikhonov, Dimitry	Newman, Karl & Kathleen	1/14/2015	$4,274.00	1	1/15/2015	1/16/2015
Tikhonov, Dimitry	Newman, Kathleen	2/4/2015	$2,137.00	1	2/5/2015	2/6/2015
Hose, John Michael	O'Connell, Elizabeth	8/3/2015	$6,500.00	1	8/4/2015	8/7/2015
Hose, John Michael	O'Connell, Phil	8/3/2015	$6,500.00	1	8/4/2015	8/7/2015
Oxman, Ronald	Paez, Tony	4/13/2015	$6,500.00	1	4/14/2015	4/15/2015
Dixson, Jeffrey	Pappas, Cheryl	8/24/2015	$65,000.00	1	8/25/2015	8/26/2015
Luley, Robert L	Patel, Manu H & Ranjana M	2/25/2015	$100,000.00	1	2/26/2015	2/27/2015
Williams, Richard Da\	Pendleton, L	10/20/2015	$277,625.24	1	10/21/2015	10/22/2015
NeSmith, Daniel	Pennington, Deborah	5/4/2015	$80,000.00	3	5/5/2015	5/6/2015
Danner, Bill	Pennington, Deborah (Ida)	2/16/2015	$50,015.00	1	2/17/2015	2/20/2015
Cherniawski, Francis	Perrault, Aaron	10/19/2015	$1,000.00	1	10/20/2015	10/26/2015
Cherniawski, Francis	Perrault, Aaron	10/19/2015	$1,000.00	1	10/20/2015	10/26/2015
Cherniawski, Francis	Perrault, Aaron	10/19/2015	$1,000.00	1	10/20/2015	10/26/2015
Pflanzer, Peter	Pflanzer, Kevin	3/23/2015	$15,528.43	1	3/24/2015	3/30/2015
Dixson, Jeffrey	Pieper, James and Joy	4/14/2015	$8,000.00	1	4/15/2015	4/16/2015
Williams, Richard Da\	Pierce, John	4/7/2015	$4,000.00	1	4/8/2015	4/9/2015
Reding, Eric James	Pitha, Aniceta	10/22/2015	$30,000.00	1	10/23/2015	10/28/2015
Reding, Eric James	Pitha, Aniceta	12/2/2015	$20,000.00	1	12/3/2015	12/7/2015
Williams, Richard Da\	Polokoff, Aryl	11/6/2015	$6,500.00	1	11/9/2015	11/11/2015
Williams, Richard Da\	Polokoff, Harvey	11/6/2015	$6,500.00	1	11/9/2015	11/11/2015
Oxman, Ronald	Promis, Maureen	3/27/2015	$500.00	1	3/28/2015	4/2/2015
Nicodemus, Arthur	Querin, Christopher	6/2/2015	$250.00	1	6/3/2015	6/11/2015
Reding, Eric James	Ramsey, Kenneth	10/30/2015	$43,000.00	1	11/2/2015	11/4/2015
Gassman, Jeremy	Remeis Rev Trust	5/18/2015	$10,000.00	1	5/19/2015	5/21/2015
Dixson, Jeffrey	Ritchey, Diane	9/13/2015	$34,000.00	1	9/14/2015	9/15/2015
Hose, John Michael	Robinson, Wendi	9/29/2015	$22,516.41	1	9/30/2015	10/5/2015
Reding, Eric James	Rodewald, Ann	10/26/2015	$43,000.00	1	10/27/2015	10/29/2015
Dixson, Jeffrey	Roll, Michael	6/23/2015	$25,000.00	1	6/24/2015	6/25/2015
Leaverton, Christophe	Romm, Sandy	4/13/2015	$6,500.00	1	4/14/2015	4/20/2015
Cirbo, Dennis	Ross, Katie	11/26/2015	$8,246.99	1	11/27/2015	11/30/2015
Cronauer, Daniel	Ruane	2/9/2015	$46,736.99	2	2/10/2015	2/11/2015
Cronauer, Daniel	Ruane, B.	4/14/2015	$5,500.00	2	4/15/2015	4/16/2015
Fagan, Robert	Ryan, Martha G	1/13/2015	$8,000.00	1	1/14/2015	1/16/2015
Bellamy, Donna R	Sacks, John	4/20/2015	$70,468.81	1	4/21/2015	4/22/2015
Bellamy, Donna R	Sander, Lester + Diane	6/23/2015	$50,000.00	2	6/24/2015	6/29/2015
Tikhonov, Dimitry	Savochka, Priscilla	1/5/2015	$3.87	1	1/6/2015	1/7/2015
Tikhonov, Dimitry	Savochka, Priscilla	1/5/2015	$1,879.35	1	1/6/2015	1/7/2015
Dixson, Jeffrey	Schmaus, Deborah	10/29/2015	$16,083.95	2	10/30/2015	11/12/2015
Vincent, Noel	Schubert, Gail	2/10/2015	$15,450.00	1	2/11/2015	2/12/2015
Vincent, Noel	Schubert, William	2/10/2015	$15,450.00	1	2/11/2015	2/12/2015
Leaverton, Christoph	Schulte, Christina	8/24/2015	$541.66	1	8/25/2015	9/1/2015

 Madison Avenue Securities, LLC®

REP NAME	CLIENT	DATE RECEIVED	CHECK AMOUNT	NATURE OF EXCEPTION (See description in letter)	DATES OF EXCEPTION Expected Remittance	Date Remitted
Leaverton, Christoph	Schulte, Mark	8/24/2015	$541.66	1	8/25/2015	9/1/2015
Leaverton, Christoph	Schulte, Mark	7/30/2015	$348,511.54	1	7/31/2015	8/3/2015
Danner, Bill	Scott, Michael & Linda	12/17/2015	$10,000.00	1	12/18/2015	1/2/2016
Vincent, Noel	Shadick, Clyde	2/16/2015	$570,688.43	1	2/17/2015	2/19/2015
Reding, Eric James	Sharenbrock, Lisa	10/6/2015	$100.00	1	10/7/2015	10/13/2015
Baer, Thomas	Skladanowski	8/5/2015	$241,423.89	1	8/6/2015	8/10/2015
Leaverton, Christoph	Smith, Arnold	5/28/2015	$10,000.00	2	5/29/2015	6/8/2015
Williams, Richard Da	Smith, MaryAnn	8/14/2015	$103,997.36	1	8/17/2015	8/18/2015
Botkin, Braden	Smith, Nathan	3/25/2015	$11,000.00	1	3/26/2015	3/30/2015
Dixson, Jeffrey	Sorkin, Elyse	10/16/2015	$30,000.00	2	10/19/2015	10/22/2015
Holt, Timothy	Spencer	1/21/2015	$6,500.00	1	1/22/2015	1/26/2015
Vincent, Noel	Spooner, Elizabeth	7/23/2015	$50,000.00	1	7/24/2015	7/28/2015
Reding, Eric James	Stasiewicz, William	2/23/2015	$100,000.00	1	2/24/2015	2/26/2015
McKenna, D. Craig	Steele, Scott	2/6/2015	$6,500.00	1	2/9/2015	2/10/2015
Tikhonov, Dimitry	Stoler, Michael	1/13/2015	$3,448.38	1	1/14/2015	1/15/2015
Vincent, Noel	Tann, Kenneth	9/4/2015	$18,000.00	1	9/7/2015	9/8/2015
Leaverton, Christoph	Tausch, Barry	5/6/2015	$11,418.01	1	5/7/2015	5/11/2015
Leaverton, Christoph	Tausch, Barry	8/13/2015	$2,937.01	1	8/14/2015	8/17/2015
Reding, Eric James	Tay, Michael & Ingrid	11/17/2015	$100,000.00	1	11/18/2015	11/20/2015
Harris, Eric	Thomas, Shireen	6/8/2015	$40.00	1	6/9/2015	6/15/2015
Dixson, Jeffrey	Tolleshaug, Dave & Lloydene	7/22/2015	$10,000.00	1	7/23/2015	7/24/2015
Baer, Thomas	Tomasik, Jacob	12/1/2015	$6,975.00	4	12/2/2015	12/3/2015
Vincent, Noel	Tomblin, Thomas G & Sharron K	9/18/2015	$3,600.00	1	9/21/2015	9/22/2015
Tikhonov, Dimitry	Tran, Dung	1/5/2015	$22,464.11	1	1/6/2015	1/8/2015
Dixson, Jeffrey	Tripp, David & Susan	8/6/2015	$185,000.00	1	8/7/2015	8/10/2015
Holt, Timothy	Troxler	4/24/2015	$40.00	2	4/27/2015	5/8/2015
Chernlawski, Francis	Walters, Peter J	4/16/2015	$12,000.00	2	4/17/2015	4/22/2015
Dixson, Jeffrey	Watson, Delores	10/21/2015	$23,928.00	1	10/22/2015	10/26/2015
Leaverton, Christoph	Weigel, Sue	5/14/2015	$54.00	1	5/15/2015	5/18/2015
Leaverton, Christoph	Weigel, Susan	11/23/2015	$148.50	1	11/24/2015	11/30/2015
Leaverton, Christoph	Weigel, Susan	3/4/2015	$169.22	1	3/5/2015	3/9/2015
Atwell, Randal	Wells, Lynn	1/12/2015	$38,924.38	1	1/13/2015	1/15/2015
Reding, Eric James	Wharton, Chris	12/1/2015	$40,000.00	1	12/2/2015	12/7/2015
Reding, Eric James	Wharton, Connie	12/2/2015	$33,000.00	1	12/3/2015	12/8/2015
Reding, Eric James	Wharton, Connie	12/10/2015	$66,727.16	1	12/11/2015	12/16/2015
Hose, John Michael	White, Keith	3/27/2015	$6,500.00	1	3/28/2015	3/31/2015
Williams, Richard Da	Williams	11/30/2015	$100,000.00	1	12/1/2015	12/2/2015
Kissling, Timothy	Wilson, John/Bobbie	11/26/2015	$50,000.00	1	11/27/2015	11/30/2015
Kissling, Timothy	Wilson, John/Bobbie	11/26/2015	$50,000.00	1	11/27/2015	11/30/2015
Holt, Timothy	Wolff Revocable Family Trust	6/29/2015	$5,000.00	1	6/30/2015	7/2/2015
Oxman, Ronald	Woodruff, Toni L.	10/31/2015	$34,843.15	1	11/2/2015	11/3/2015
Williams, Richard Da	Wynne, Charles	10/8/2015	$56,800.22	1	10/9/2015	10/12/2015
Fagan, Robert	Zemina, Irene	3/31/2015	$6,500.00	1	4/1/2015	4/2/2015

Way

Wayne Talleur
Madison Avenue Securities, LLC
February 22, 2016

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Madison Avenue Securities, LLC
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Madison Avenue Securities, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Madison Avenue Securities, LLC's compliance with the applicable instructions of Form SIPC-7. Madison Avenue Securities, LLC's management is responsible for Madison Avenue Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing Madison Avenue Securities, LLC's accounting records and internal financial information, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing Madison Avenue Securities, LLC's accounting records and internal financial information, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfcalifornia.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
February 22, 2016

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3177*******************MIXED AADC 220
040426 FINRA DEC
MADISON AVENUE SECURITIES LLC
15050 AVE OF SCIENCE STE 150
SAN DIEGO CA 92128-3441

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Connie Knapp 858-207-1305

2. A. General Assessment (item 2e from page 2)		$ 43,099
B. Less payment made with SIPC-6 filed (exclude interest) 7/28/2015 Date Paid		(21,088)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		22,011
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 22.011
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 22,011	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Madison Avenue Securities, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29th day of January, 20 16.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 21,681,822
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,231,835
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	150,968
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	108,950
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mutual Fund Trails $1,058,556; Oil & Gas Programs $51,387; Variable Annuity Trails $835,313 (Deductions in excess of $100,000 require documentation)	1,945,256
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,158	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,158
Total deductions	4,442,167
2d. SIPC Net Operating Revenues	$ 17,239,562
2e. General Assessment @ .0025	$ 43,099
	(to page 1, line 2.A.)